September 24, 2021	Vanessa J. Schoenthaler Direct: (212) 899-9781 Email: vschoenthaler@sfgh.com 230 Park Avenue, Ste. 908 New York, New York 10169 Office: (212) 899-9780 www.SFGH.com

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Maryse Mills-Apenteng and Mr. James Lopez

Re: Belpointe PREP, LLC
Amendment No. 3 to Registration Statement on Form S-11
Filed September 15, 2021
File No. 333-255424

Dear Ms. Mills-Apenteng and Mr. Lopez:

On behalf of Belpointe PREP, LLC, a Delaware limited liability company (the “Company”), we are filing this letter in response to a letter, dated September 23, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-255424), filed with the Commission on September 15, 2021 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is filing via EDGAR an amendment to the Registration Statement (the “Amendment No. 4”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by overnight courier three copies of Amendment No. 4 marked to show changes from the Registration Statement as originally filed.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 4. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-11 Filed September 15, 2021

Material U.S. Federal Tax Consequences, page 114

1.	We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion and

Ms. Maryse Mills-Apenteng and Mr. James Lopez Securities and Exchange Commission Division of Corporation Finance September 24, 2021 Page 2

that the discussion in this section, “to the extent it states matters of U.S. federal tax law or legal conclusions … represents the opinion of Sugar Felsenthal Grais & Helsinger LLP.” Please therefore revise this section to remove the assumption that you we will be treated as a partnership for U.S. federal income tax purposes given that counsel has opined that you will be treated as such. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised page 116 of Amendment No. 4 to remove the assumption that it will be treated as a partnership for U.S. federal income tax purposes.

2.	You advise that “All prospective holders of [y]our Class A units should consult their own tax advisers concerning the U.S. federal … income tax consequences” of the transaction. Investors are entitled to rely on your disclosure. Revise to eliminate this disclaimer. You may recommend that investors consult their own advisors with respect to the personal tax consequences of the transaction, which may vary. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has made revisions throughout pages 115 to 122 of Amendment No. 4 to remove the disclaimer and recommend that prospective investors consult their own tax advisors with respect to their personal tax circumstances, which may vary for prospective investors in different tax situations.

Exhibit Index

Exhibit 8.1, page II-1

3.	The opinion states that the descriptions of the law and the legal conclusions in the prospectus under the caption Material U.S. Federal Income Tax Considerations “are correct in all material respects.” Please have counsel revise the short-form opinion to state clearly that the descriptions of the law and the legal conclusions in the tax consequences section of the prospectus are its opinion.

In response to the Staff’s comment, we have revised our opinion to state clearly that the descriptions of the law and the legal conclusions in the “Material U.S. Federal Income Tax Considerations” section of the prospectus are our opinion.

Ms. Maryse Mills-Apenteng and Mr. James Lopez Securities and Exchange Commission Division of Corporation Finance September 24, 2021 Page 3

Should you have any questions or if you would like any additional clarification in respect of the Company’s responses, please do not hesitate to contact me at (212) 899-9781.

Very truly yours,

SUGAR FELSENTHAL GRAIS & HELSINGER LLP

/s/ Vanessa J. Schoenthaler

Vanessa J. Schoenthaler

Encl.
cc: Brandon E. Lacoff, Belpointe PREP, LLC